

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2020

Gregory Smith
Chief Financial Officer
BOEING CO
100 N. Riverside Plaza
Chicago, IL 60606

      Re: BOEING CO
          Form 10-K for Fiscal Year Ended December 31, 2019
          Filed January 31, 2020
          Form 10-Q for Fiscal Quarter Ended March 31, 2020
          Filed April 29, 2020
          File No. 1-00442

Dear Mr. Smith:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Manufacturing